UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

Commission File Number: 001-34944

CHINA CERAMICS CO., LTD.

(Translation of registrant's name into English)

c/o Jinjiang Hengda Ceramics Co., Ltd.
Junbing Industrial Zone
Anhai, Jinjiang City
Fujian Province, PRC
Telephone +86 (595) 8576 5053

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

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Changes in Registrant's Certifying Accountant

On March 2, 2016, China Ceramics Co., Ltd. (the "Company"), engaged AWC (CPA) Limited (“AWC”) as its independent registered public accounting firm. Crowe Horwath (HK) CPA Limited (“Crowe”) was dismissed on the same date. The decision to engage AWC and to dismiss Crowe was approved by the Company's Audit Committee.

Crowe’s report on the financial statements of the Company for the fiscal years ended December 31, 2014 and 2013 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. During the Company's fiscal years ended December 31, 2014 and 2013 and through March 2, 2016, there were no disagreements with Crowe on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to Crowe’s satisfaction, would have caused them to make reference to the subject matter in connection with their report on the Company's consolidated financial statements for such period.

During the Company’s years ended December 31, 2014 and 2013 and through March 2, 2016, there were no “reportable events” (defined below) requiring disclosure pursuant to Item 304(a)(1)(v) of Regulation S-K. As used herein, the term “reportable event” means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Item 304 of Regulation S-K.

The Company has provided Crowe with a copy of the foregoing disclosures and has requested that Crowe review such disclosures and provide a letter addressed to the Securities and Exchange Commission (“SEC”) as specified by Item 16F(a)(3) of Form 20-F. Attached as Exhibit 99.1 is a copy of Crowe’s letter addressed to the SEC relating to the statements made by the Company in this Report on Form 6-K.

During the years ended December 31, 2014 and 2013 and through March 2, 2016, neither the Company nor anyone on its behalf consulted AWC regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the consolidated financial statements of the Company, and neither a written report nor oral advice was provided to the Company that AWC concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F) or a reportable event.

Financial Statements and Exhibits.

Exhibit Number	Exhibit Name
99.1	Letter from Crowe Horwath (HK) CPA Limited, dated March 7, 2016

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 7, 2016

CHINA CERAMICS CO., LTD.

By:	/s/ Hen Man Edmund
Name:	Hen Man Edmund
Title:	Chief Financial Officer

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Letter from Crowe Horwath (HK) CPA Limited, dated March 7, 2016

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